February 5, 2015

Mr. John Reynolds

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Li3 Energy, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 26, 2014

Response Dated January 27, 2015

File No. 000-54303

Dear Mr. Reynolds:

Li3 Energy, Inc. (the “Company,” “we,” “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 3, 2015, regarding the Form 10-K for the year ended June 30, 2014 filed by the Company on September 26, 2014 (the “Form 10-K”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

1.	We note your response to comment 2 from our letter dated January 21, 2015. Please revise future filings to remove the term 43-101 and the term compliant measured resource. We suggest referring to your report as a technical report.

Response: We acknowledge the Staff´s comment and will revise our future filings in accordance with the Staff’s comment.

2.	We note your response to comment 3 from our letter dated January 21, 2015. In future filings please disclose a description of any infrastructure located on your property, including power and water.

Response: We acknowledge the Staff´s comment and will revise our future filings in accordance with the Staff’s comment.

Should you have any questions regarding the above, please contact the undersigned at luis.saenz@li3energy.com, or on +56 2 2896 9100.

Yours sincerely,

/s/ Luis Saenz

Luis Saenz

CEO